

17017747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAY 15 2017
Washington DC

| SEC FILE NUMBER |
|---|
| 8-69121 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 3/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stratford Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

142 West 57th Street
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Gettenberg (212)-668-8700 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

RECEIVED
2017 MAY 15 PM 2:31
SEC / TM

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joe Iraci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stratford Securities, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~Stratford Securities~~



Signature

General Securities Principal

Title



Notary Public

CHANDRAMOHAN M YADAV
Notary Public
Connecticut
My Commission Expires Feb 28, 2018

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**
As of and for the Period Ended March 31, 2017


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

To the Member of
Stratford Securities, LLC:

We have audited the accompanying statement of financial condition of Stratford Securities, LLC (the Company) as of March 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the period January 1, 2016 through March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratford Securities, LLC as of March 31, 2017, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Stratford Securities, LLC's financial statements. The supplemental information is the responsibility of Stratford Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 8, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

**WE FOCUS & CARE℠**

## Stratford Securities, LLC

Statement of Financial Condition
Period Ended March 31, 2017

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 25,025 |
| **TOTAL ASSETS** | $ 25,025 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | 2,177 |
| **TOTAL LIABILITIES** | 2,177 |
| **MEMBER'S EQUITY** | 22,848 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 25,025 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

## Stratford Securities, LLC

Statement of Operations
For the Period January 1, 2016 Through March 31, 2017

| | |
|---|---|
| **REVENUE:** | |
| Advisory fees | $ 362,500 |
| Miscellaneous Income | 100 |
| Total revenue | 362,600 |
| **OPERATING EXPENSES:** | |
| Rent expense | 12,500 |
| Office and other | 5,213 |
| Travel and entertainment | 35 |
| Professional fees | 496,430 |
| Regulatory fees | 7,394 |
| Total expenses | 521,572 |
| **NET LOSS** | $ (158,972) |

Statement of Changes in Members' Equity
For the Period January 1, 2016 Through March 31, 2017

| | | |
|---|---|---|
| **MEMBER'S EQUITY, January 1, 2016** | $ | 16,820 |
| Capital contributions | | 165,000 |
| Capital distributions | | - |
| Net loss | | (158,972) |
| **MEMBER'S EQUITY, March 31, 2017** | $ | 22,848 |

**Stratford Securities, LLC**

Statement of Cash Flows
For the Period January 1, 2016 Through March 31, 2017

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net loss | $ (158,972) |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in operating assets and liabilities | |
| Decrease in accounts receivable | - |
| Decrease in prepaid expenses | 4,043 |
| Increase in accounts payable and accrued expenses | 2,177 |
| Net cash used by operating activities | (152,752) |
| **INVESTING ACTIVITIES:** | |
| Capital contributions | 165,000 |
| Capital distributions | - |
| Net cash provided by investing activities | 165,000 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 12,248 |
| **CASH AT BEGINNING OF YEAR** | 12,777 |
| **CASH AT END OF YEAR** | $ 25,025 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ 800 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
For the Period January 1, 2016 Through March 31, 2017

**1. Organization and Nature of Business**

Stratford Securities, LLC dba Stratford Partners (the "Company") was incorporated in the State of California on May 14, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") since April 8, 2013. The Company was converted to a limited liabiltiy company on November 10, 2015.

**2. Summary of Significant Accounting Policies**

**a) Basis of Accounting**
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

**b) Cash and Cash Equivalents**
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

**c) Revenue Recognition**
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

**d) Income Taxes**
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to file income tax returns in both state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2017, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

**e) Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**3. Commitments and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2017 or during the period then ended.

**4. Income Taxes**

The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is a disregarded entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision of liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

**5. Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending March 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

### 6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2017 or during the period then ended.

### 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At March 31, 2017, the Company had net capital of $22,848 which was $17,848 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 9.53%.

### 8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SCHEDULE I

**Stratford Securities, LLC**
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Period January 1, 2016 Through March 31, 2017

| | | |
|---|---|---|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ | 22,848 |
| **DEDUCTIONS AND/OR CHARGES:** | | |
| Non-allowable assets: | | - |
| **NET CAPITAL** | $ | 22,848 |
| **AGGREGATE INDEBTEDNESS:** | | |
| Accounts payable and accrued expenses | $ | 2,177 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | | 5,000 |
| Excess net capital | $ | 17,848 |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required | | 16,848 |
| Percentage of aggregate indebtedness to net capital | | 9.53% |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2017.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

SCHEDULE II

**Stratford Securities, LLC**

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Period Ended March 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

## Stratford Securities, LLC

### INFORMATION RELATING TO PPOSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Period Ended March 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section(k)(2)(i) of the Rule.

**Stratford Securities, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Report on Exemption Provisions**

**For the Period January 1, 2016 through March 31, 2017**


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Stratford Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stratford Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Stratford Securities, LLC stated that Stratford Securities, met the identified exemption provisions throughout the period January 1, 2016 through March 31, 2017, without exception. Stratford Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stratford Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
May 8, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

# Assertions Regarding Exemption Provisions

We, as members of management of Stratford Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period January 1, 2016 through March 31, 2017.

**Stratford Securities, LLC**

By:



Joe Iraci, General Securities Principal

May 8, 2017

(Date)

# Stratford Securities, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Period Ended March 31, 2017